SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.   )1

                         GLOBAL TELESYSTEMS GROUP, INC.
                                (Name of Issuer)

                    Common Stock -- par value $.10 per share
                         (Title of Class of Securities)

                                   37936U104
                                 (CUSIP Number)

                             Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 8 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   37936U104                              Page 2  of 8    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Gold & Appel Transfer, S.A.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
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                            7      SOLE VOTING POWER
                                   4,131,020 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,131,020 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.02% (based on the information contained in the Issuer's Offering
               Circular/Proxy Statement/Prospectus dated February 2, 1999)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
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

                                  SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   37936U104                              Page 3 of 8   Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Walt Anderson
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS          WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   20,668.37 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    4,151,688.37 Shares of Common Stock
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,688.37 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.04% (based on the information contained in the Issuer's Offering Circular/Proxy Statement/Prospectus dated February 2, 1999)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IN
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

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.10 per share (the "Common Shares"), of Global TeleSystems Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 175 Pinnacle Drive, North Tower - 12th Floor, McLean, Virginia 22102.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) (i) Gold & Appel Transfer, S.A. ("Gold & Appel"), a wholly owned subsidiary of Iceberg Transport, S.A. ("Iceberg")
             (ii) Walt Anderson

         (b) (i)  Gold & Appel
                  Omar Hodge Building
                  Wickhams Cay, Road Town
                  Tortula, British Virgin Islands

                  Iceberg
                  53rd Street (Calle 53)
                  Urbanizacion, Obarrio, Torre Swiss Bank
                  Panama City, Republic of Panama

             (ii) Walt Anderson ("Mr. Anderson")
                  1023 31st Street, NW, 4th Floor
                  Washington, DC 20007

         (c) (i) The principal business of Gold & Appel is venture capital investment. The principal business of Iceberg is research, from a financial investment basis, of international development projects, and its ownership of Gold & Appel.

             (ii) Mr. Anderson's principal occupation is private financial manager.

        (d) Neither Gold & Appel nor Mr. Anderson, nor Iceberg nor any director or executive officer of either Gold & Appel or Iceberg, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither Gold & Appel nor Mr. Anderson, nor Iceberg nor any director or executive officer of either Gold & Appel or Iceberg, has been, during the past five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  (i)  Gold & Appel - British Virgin Islands
                  Iceberg - Republic of Panama

             (ii) Walt Anderson - United States of America

                               Page 4 of 8

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the offer (the "Exchange Offer") made by Bear, Stearns & Co. Inc. and Bear, Stearns International Limited, on behalf of Issuer, to acquire all of the ordinary shares (including ordinary shares represented by American Depository Shares) of Esprit Telecom Group PLC (the "Ordinary Shares"), in exchange for Common Shares, Mr. Anderson and Gold & Appel tendered all of the Ordinary Shares held by them. On March 4, 1999, the Exchange Offer was completed and accordingly, on that date, Mr. Anderson and Gold & Appel became the beneficial owners of more than five percent of the Common Shares. No additional consideration was paid by either Mr. Anderson or Gold & Appel.

ITEM 4.  PURPOSE OF TRANSACTION.

         Gold & Appel acquired the above-mentioned Common Shares for investment purposes. Mr. Anderson, on behalf of Gold & Appel, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares Gold & Appel owns at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, neither Gold & Appel nor Mr. Anderson, on behalf of Gold & Appel, has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                    Page 5 of 8
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         (i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Gold & Appel and Mr. Anderson, on behalf of Gold & Appel, may at any time and from time to time review or reconsider the position of Gold & Appel and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Gold & Appel beneficially owns 4,131,020 Common Shares,
                  (the "Gold & Appel Shares") representing approximately 5.02% of the outstanding Common Shares, based on the information regarding outstanding Common Shares contained in the Issuer's Offering Circular/Proxy Statement/Prospectus dated February 2, 1999.

                  Mr. Anderson beneficially owns 20,668.37 Common Shares (the "Anderson Shares"). The Anderson Shares represent approximately 0.02% of the outstanding Common Shares, based on the information regarding outstanding Common Shares contained in the Issuer's Offering Circular/Proxy Statement/Prospectus dated February 2, 1999.

         (b) Mr. Anderson has the sole power to vote and dispose of the Anderson Shares.

                  Gold & Appel has the sole power to vote the Gold & Appel
                  Shares.

                  Mr. Anderson has the sole power to dispose of the Gold & Appel Shares by virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.


         (c)      During the 60 days preceding the date of this Statement,
                  (i) Gold & Appel acquired the Gold & Appel Shares and Mr. Anderson acquired the Anderson Shares as reported in Item 3 above.

                            Page 6 of 8 Pages

          (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

          (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.


                             Page 7 of 8 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     March 24, 1999

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands
                                            corporation


                                         By: /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson, Attorney-in-Fact
                                            for Gold & Appel Transfer, S.A.


                                            /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson






                             Page 8 of 8 Pages